March 19, 2025

Dr. Eli Hazum
Chief Executive Officer
Regentis Biomaterials Ltd.
60 Medinat Hayehudim
Herzliya, Israel 4676652

       Re: Regentis Biomaterials Ltd.
           Registration Statement on Form F-1
           Filed March 11, 2025
           File No. 333-285692
Dear Dr. Eli Hazum:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Capitalization, page 59

1. We note your revisions to address prior comment 1. Please also address the following in revised disclosure:

             Given that your pro forma cash balance reflects the receipt of a Bridge Loan in the total amount of $350,000, explain why your pro forma cash balance increased by a total of $800,000. If the $450,000 reflects the receipt of proceeds under the
           October 2024 Addendum, revise to include an explanation of this pro forma adjustment;
             Remove the other assets line item;
             Revise to only present the short term loan rather than total current liabilities to better reflect the receipt and subsequent repayment of the short term loan. If there are other amounts related to the transaction within the total liabilities line item,
 March 19, 2025
Page 2

           please present this separately and provide an explanation; and
             Revise to double-underline your cash and cash equivalent balance so that it is clear that cash and cash equivalent is not part of your total capitalization.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric Atallah at 202-551-3663 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   David A. Huberman, Esq.